# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chain Bridge Bancorp, Inc., CIK 0001392272
CUSIP: 15746L100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, Virginia (VA), 22101
Date of event which requires filing of this statement: 10/07/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002053951

## Reporting persons
- Philip F. Herrick, JR. and Carole L. Herrick Trust: type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); sole voting power 214,030; shared voting power 0; sole dispositive power 214,030; shared dispositive power 0; aggregate amount beneficially owned 214,030 (7.9% of the class)
  Comment: Item 11 is based on 2,701,887 shares of Class A Common Stock outstanding at November 12, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2024.
- Carole L. Herrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 214,030; shared voting power 0; sole dispositive power 214,030; shared dispositive power 0; aggregate amount beneficially owned 214,030 (7.9% of the class)
  Comment: Item 11 is based on 2,701,887 shares of Class A Common Stock outstanding at November 12, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2024.

## Item 1. Issuer
Name of issuer: Chain Bridge Bancorp, Inc.
Address of issuer's principal executive offices: 1445-A Laughlin Avenue, McLean, VA, 22101

## Item 2. Person Filing
Name of person filing:
Philip F. Herrick, JR. and Carole L. Herrick Trust
Carole L. Herrick
Address of principal business office or, if none, residence: The address of each Reporting Person is 1445-A Laughlin Avenue, McLean, VA 22101.
Citizenship: The Philip F. Herrick, JR. and Carole L. Herrick Trust is organized in Virginia. Carole L. Herrick is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Power of Attorney, dated as of January 23, 2025, by Carole L. Herrick

## Signatures
- Philip F. Herrick, JR. and Carole L. Herrick Trust: /s/ Rachel G. Miller, Attorney-in-Fact for Philip F. Herrick, JR. and Carole L. Herrick Trust (02/13/2025)
- Carole L. Herrick: /s/ Rachel G. Miller, Attorney-in-Fact for Carole L. Herrick (02/13/2025)